Memorandum of Changes
Registration Statement No. 333-148178
SUN LIFE (US)
Differences between Sun Life Prime Survivorship and
Sun Life Prime (Registration Statement No. 333-143354)

SUMMARY: Product differences:  The Sun Life Prime Survivorship Policy is a flexible premium variable survivorship life insurance policy. The policy is issued on the lives of two insureds, paying a death benefit upon the death of the second insured. The Sun Life Prime Policy is a single life policy.

The differences between the Sun Life Prime Survivorship Policy and the Sun Life Prime Policy are primarily due to the survivorship life coverage of the Sun Life Prime Survivorship Policy, including the availability or unavailability of certain riders in connection with the Sun Life Prime Survivorship Policy. In particular, the Estate Preservation Rider and the Policy Split Option Rider are available with the Sun Life Prime Survivorship Policy and are not offered in the Sun Life Prime Policy. In addition, the Accelerated Benefits, Waiver of Monthly Deductions, and the Payment of Stipulated Amount Riders available under the Sun Life Prime Policy are not available under the Sun Life Prime Survivorship Policy.

The differences discussed below in all cases are as compared to the Sun Life Prime Policy and references to the Policy below are to the Sun Life Prime Survivorship Policy.

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The Policy is priced premised upon insurance coverage on the lives of two insureds as opposed to one insured. This results in different cost of insurance, surrender charges and the monthly expense charge. These differences are reflected through-out the prospectus as well as in the Fee Table, including in the notes, along with the addition of a female representative insured as the second insured.

•	The Fee Table also reflects the elimination and addition of the available riders.
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Due to the survivorship nature of the Policy  references to “the insured” will refer to the “insureds” or “surviving insured” or “younger insured” or “each of the insureds”, "any Insured", “both insureds” or “one of the insureds”.

•	Additional changes, such as to increases in Specified Amount and death benefit options reflect the applicability to two lives.
•	The Minimum Specified Amount for the Policy is $250,000 as compared to $100,000.
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The basic ability to split a policy in the event of divorce is a standard provision of survivorship policies and has been added to the Policy. The Policy Split Option Rider permits the split to occur without evidence of insurability.

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The Estate Preservation Rider is a term insurance rider that provides protection with regard to estate taxes that would apply if both insureds were to die within four years of policy issuance. Its protections are relevant to the coverage of two insureds and the essential assumption of survivorship rather than contemporaneous death of the insured.

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The elimination of the Accelerated Benefits, Waiver of Monthly Deductions, and the Payment of Stipulated Amount Riders based on their not being basically compatible with the core concept of a survivorship policy. The Accelerated Benefits Rider assumes payment to a single insured in cases of terminal illness rather than insurance protection for the surviving insured following the death of the first to die. Similarly, the linkage of the Waiver of Monthly Deductions and Payment of Stipulated Amount Riders to an individual insured’s disability are not compatible with a survivorship policy under which two lives are covered.

December 19, 2007